SCHEDULE A
to the
EXPENSE LIMITATIONS AGREEMENT
dated June 2, 2009, amended as of August 30, 2011
between
ADVISORSHARES TRUST
AND ADVISORSHARES INVESTMENTS, LLC

MAXIMUM ANNUAL OPERATING EXPENSE LIMITS

This Agreement relates to the following Funds of the Trust:

Name of Fund	Maximum Annual
Operating Expense Limit

Dent Tactical ETF	1.50%

WCM / BNY Mellon Focused Growth ADR ETF	1.25%

Mars Hill Global Relative Value ETF	1.50%

Peritus High Yield ETF	1.35%

Cambria Global Tactical ETF	0.99%

Active Bear ETF	1.75%

Madrona Domestic ETF	1.25%

Madrona International ETF	1.25%

Madrona Global Bond ETF	0.95%

Meidell Tactical Advantage ETF	1.35%

TrimTabs Float Shrink ETF	1.40%

Rockledge SectorSAM ETF	1.50%

Accuvest Global Opportunities ETF	1.25%

Star Global Buy-Write ETF	1.85%

New funds and/or revised operating expense limits appear in bold.